Exhibit 12
L Brands, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012

Earnings:	(in millions)
Income before income taxes, noncontrolling interest and cumulative effect of change in accounting principle	$1,935	$1,636	$1,446	$1,280	$1,226
Fixed charges (excluding capitalized interest)	471	443	429	426	354
Distributions from equity method investments, net of income or loss from equity investees	7	(4)	49	11	—
Total earnings	$2,413	$2,075	$1,924	$1,717	$1,580

Fixed charges:
Portion of minimum rent representative of interest	$137	$119	$114	$107	$105
Interest on indebtedness (including capitalized interest)	337	326	314	317	246
Total fixed charges	$474	$445	$428	$424	$351

Ratio of earnings to fixed charges	5.1	4.7	4.5	4.1	4.5

For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges and distributions from equity method investees, net of income or losses from equity method investees, to pre-tax income from continuing operations before noncontrolling interests in consolidated subsidiaries and cumulative effect of changes in accounting principle. Fixed charges include total interest and a portion of rent expense, which we believe is representative of the interest factor of our rent expense. Interest associated with income tax liabilities is excluded from our calculation.